Mail Stop 3561
                                                                    September
7, 2018

       Jos  Neves
       Chief Executive Officer
       Farfetch Limited
       The Bower
       211 Old Street
       London EC1V 9NR, UK

                 Re:   Farfetch Limited
                       Amendment No. 1 to Registration Statement on Form F-1 Filed September 5, 2018
                       File No. 333-226929

       Dear Mr. Neves:

               We have reviewed your registration statement and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Summary Consolidated Financial and Operating Data, page 17

           1. We note that you have added pro forma net loss per ordinary share attributable to ordinary shareholders of Farfetch Limited and the pro forma weighted average shares outstanding for the calculation on page 18. We further note your explanation that this amount gives effect to the conversion of restricted linked ordinary shares and the conversion and subsequent exchange of ordinary shares for Class A and Class B shares as if the conversions and exchange had occurred on January 1, 2015. You also indicate that these amounts exclude the impact of any warrants or options exercised in connection with the Reorganization Transactions and the offering. Please explain to us in detail why you believe it is appropriate to provide this information retroactively for each year presented.
              In this regard, please advise how you intend to present net loss per ordinary share upon conversion of restricted linked ordinary shares and subsequent one-to-five exchange of
 Jos  Neves
Farfetch Limited
September 7, 2018
Page 2

       ordinary shares with Class A and B ordinary shares in your historical financial statements. We may have further comment.

       Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto,
Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding our comment on the financial statements and related matters. Please contact Scott Anderegg,
Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.


                                                           Sincerely,

                                                           /s/ Mara L. Ransom

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products